OmniValley, Inc.
Statements of Cash Flows
(Unaudited)

	For the Year Ended December 31, 2019	For the Year Ended December 31, 2018
Cash flows from operating activities:		
Net loss	$ (8,742)	$ (1,244)
Increase (decrease) in Accounts Payable	63	44
Changes in operating assets and liabilities:		
Net cash used in operating activities	(8,679)	(1,200)
Cash flows from investing activities		
Net cash used in investing activities	-	-
Cash flows from financing activities:		
Proceeds from issuance of common stock	8,000	100
Net cash provided by financing activities	8,000	100
Net cash increase for period	(679)	(1,100)
Cash at beginning of period	2,148	3,248
Cash at end of year	$ 1,469	$ 2,148

Supplemental disclosure of cash flow information:		
Cash paid during the period for:		
Income taxes	$ -	$ -
Interest	$ -	$ -